Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Drive Shack Inc. for the registration of common stock, preferred stock, depository shares, debt securities, warrants, subscription rights, purchase contracts, and purchase units and to the incorporation by reference therein of our reports dated March 2, 2017, with respect to the consolidated financial statements and of Drive Shack Inc., and the effectiveness of internal control over financial reporting of Drive Shack Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
December 27, 2017